UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SMG Industries Inc.

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

Steven H. Madden

9821 Katy Freeway #880

Houston, Texas 77024

713.460.3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 20, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven H. Madden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,675,066
	6.	SHARED VOTING POWER 4,584,000
	7.	SOLE DISPOSITIVE POWER 10,675,000
	8.	SHARED DISPOSITIVE POWER 4,584,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,259,066
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78454K102	13G	Page 3 of 3 Pages

Item 1.

(a)	Name of Issuer SMG Industries Inc.

(b)	Address of Issuer’s Principal Executive Offices 710 N. Post Oak Road, Suite 315 Houston, Texas 77024

Item 2.

(a)	Name of Person Filing Steven H. Madden

(b)	Address of the Principal Office or, if none, residence 9821 Katy Freeway #880 Houston, Texas 77024

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, Par Value $.001 per share

(e)	CUSIP Number 78454K102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,259,066

(b)	Percent of class: 47.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 10,675,066.

(ii)

Shared power to vote or to direct the vote  4,584,000.

Because Steven Madden is the managing member of Apex Heritage Investments, LLC (AHI), Mr. Madden has the power to direct the affairs of (AHI), including the voting of 4,209,000 shares of Common Stock beneficially owned by AHI. Therefore, Mr. Madden is deemed to share voting power with AHI with regard to those shares of Common Stock.

Because Steven Madden is the Manager of the Madden Heritage Foundation, Mr. Madden has the power to direct the affairs of Madden Heritage Foundation, including the voting of 375,000 shares of Common Stock beneficially owned by the Madden Heritage Foundation. Therefore, Mr. Madden is deemed to share voting power with Madden Heritage Foundation with regard to those shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of 10,675,066

(iv)

Shared power to dispose or to direct the disposition of 4,584,000.

Because Steven Madden is the managing member of Apex Heritage Investments, LLC (AHI), Mr. Madden has the power to direct the affairs of AHI, including the disposition of 4,209,000 shares of Common Stock beneficially owned by AHI. Therefore, Mr. Madden is deemed to share dispositive power with AHI with regard to those shares of Common Stock.

Because Steven Madden is the Manager of the Madden Heritage Foundation, Mr. Madden has the power to direct the affairs of Madden Heritage Foundation, including the disposition of 375,000 shares of Common Stock beneficially owned by the Madden Heritage Foundation. Therefore, Mr. Madden is deemed to share dispositive power with Madden Heritage Foundation with regard to those shares of Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.

 See Exhibit 99.1 attached hereto.

Item 9.  Notice of Dissolution of Group. N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/26/2021
Date

/s/ Steven H. Madden
Signature

Steven H. Madden, Individually
Name/Title